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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9


                      SOLICITATION/RECOMMENDATION STATEMENT
                                      Under
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                              --------------------

                                   CELANESE AG
                            (Name of Subject Company)
                              CELANESE CORPORATION
              (Translation of Subject Company's name into English)

                                   CELANESE AG
                        (Name of Person Filing Statement)

                          Ordinary Shares, No Par Value
                         (Title of Class of Securities)

                                    D1497A101
                      (CUSIP Number of Class of Securities)

                              Julie K. Chapin, Esq.
                          Vice President and Secretary
                          Celanese Americas Corporation
                                86 Morris Avenue
                                Summit, NJ 07901
                                 (908) 522-7500
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                                    Copy to:
                               W. Jeffrey Lawrence
                             Shearman & Sterling LLP
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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         This constitutes Amendment No. 3 to the Solicitation/Recommendation
Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission by Celanese AG, a stock corporation organized under the laws of Germany, on February 10, 2004 and amended by Amendment No. 1 to the Schedule 14D-9 filed on March 2, 2004 and Amendment No. 2 to the Schedule 14D-9 filed on March 3, 2004 (the "Schedule 14D-9"). The Schedule 14D-9 was filed in response to the offer by BCP Crystal Acquisition GmbH & Co. KG, a limited partnership organized under the laws of Germany, to purchase all outstanding registered ordinary shares, no par value, of Celanese AG at a purchase price of EUR 32.50 per share in cash, without interest.

Item 9.  Exhibits.

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

(a)(15) Letter from the Management Board of Celanese AG to the employees of Celanese AG, dated March 15, 2004.

(a)(16) Questions and Answers posted on the Celanese AG intranet on March 15, 2004 and used, beginning March 15, 2004, as a script for the Celanese AG investor hotline.

(a)(17) Communication to Celanese AG employees posted on the Celanese AG intranet on March 15, 2004.




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                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   CELANESE AG


                                   By:  /s/ Claudio Sonder
                                        --------------------------------------
                                        Name:  Claudio Sonder
                                        Title: Chairman of the Board of
                                               Management


                                   By:  /s/ Dr. Andreas Pohlmann
                                        --------------------------------------
                                        Name:  Dr. Andreas Pohlmann
                                        Title: Member of the Board of Management
                                               and Chief Administrative Officer



Dated:  March 15, 2004


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                                  EXHIBIT INDEX


Exhibit  Description
-------  -----------

(a)(15) Letter from the Management Board of Celanese AG to the employees of Celanese AG, dated March 15, 2004.

(a)(16) Questions and Answers posted on the Celanese AG intranet on March 15, 2004 and used, beginning March 15, 2004, as a script for the Celanese AG investor hotline.

(a)(17) Communication to Celanese AG employees posted on the Celanese AG intranet on March 15, 2004.


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